UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 2005

or

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the transition period from ____________ to ____________
Commission File No. 333-67466

A. Full title of the Plan:

Willis North America Inc. Financial Security Partnership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIS NORTH AMERICA INC.

Attn: Mary E. Caiazzo
7 Hanover Square
New York, NY 10004-2594
(212) 344-8888

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	8-20
EX-23 CONSENT OF DELOITTE & TOUCHE LLP

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS NORTH AMERICA INC. FINANCIAL SECURITY PARTNERSHIP PLAN
By:	/s/ Susan Sztuka
Susan Sztuka
SVP, Human Resources Willis North America Inc.

Dated: June 29, 2006

Willis North America Inc.
Financial Security Partnership Plan
Financial Statements as of December 31, 2005 and 2004
and for the Year Ended December 31, 2005,
Supplemental Schedule as of December 31, 2005 and
Report of Independent Registered Public Accounting Firm

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	8-20
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Benefits Committee
Willis North America Inc.
Nashville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Willis North America Inc. Financial Security Partnership Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Nashville, Tennessee
June 27, 2006

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:

INVESTMENTS—At fair value	$202,874,593	$196,161,643

INVESTMENT—At contract value	56,289,040	57,175,972

PARTICIPANT LOANS RECEIVABLE	3,772,465	4,048,075

CONTRIBUTIONS RECEIVABLE	697,847	485,827

CASH	49,854	28,556

NET ASSETS AVAILABLE FOR BENEFITS	$263,683,799	$257,900,073

See notes to financial statements.

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS:
Investment income:
Dividends	$4,958,736
Interest	1,786,951
Interest from participant loans	215,095
Net realized and unrealized depreciation in fair value of investments	(13,409)

Total investment income	6,947,373

Contributions:
Contributions from participants	25,563,379
Contributions from employer—net of forfeitures	4,168,648

Total contributions	29,732,027

TOTAL ADDITIONS TO NET ASSETS	36,679,400

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	(30,865,846)
Plan expenses	(29,828)

TOTAL DEDUCTIONS FROM NET ASSETS	(30,895,674)

NET INCREASE	5,783,726

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	257,900,073

End of year	$263,683,799

See notes to financial statements.

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
1.	DESCRIPTION OF THE PLAN

The following description of the Willis North America Inc. Financial Security Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Limited, and covers all eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Full-time and part-time employees of the Company are eligible to participate in the Plan after thirty days of service. Participants may contribute between 1% and 99% of their eligible compensation as a pre-tax contribution, subject to Internal Revenue Service (“IRS”) limits. After participants have completed one year of service, Employer’s contributions are made on a full matching basis up to 3% of the employee’s annual eligible compensation. The Employer’s matching contributions are limited to $3,000. Effective for the 2004 calendar year only, the Employer’s matching contribution was not made for participants whose annual compensation exceeded $100,000. Annual compensation shall mean the participant’s base pay plus commissions, production incentives and Annual Incentive Plan bonuses received during the calendar year. Temporary employees are eligible for Employer matching contributions upon completion of 1,000 hours of service in their first year of employment or any Plan year following their first year of employment. All Company matching deposits were invested solely in the Willis Stock Fund and credited to the Stock-Based Company Matching Deposit Account through October 31, 2004. Effective November 1, 2004, the Company matching contributions are participant directed.

Participant Accounts—Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings are made daily.

At December 31, 2005, participant and employee matching contributions may be invested in any combination of the following:
MetLife Guaranteed Fixed Income Fund
MetLife Stock Market Index Guarantee Account
Harris Associates—Oakmark Fund
Loomis Sayles Small Cap Value Fund
Templeton Foreign Fund
Harris Associates—Oakmark Select Fund
Janus Fund
JP Morgan Mid Cap Value Fund
Baron Asset Fund
Baron Growth Fund
American Funds – Growth Fund of America Fund
PIMCO Total Return Fund

PIMCO High Yield Bond Fund
Willis Stock Fund
In addition, participants have the option of transferring amounts from the above funds into a self-directed brokerage account. The MetLife Guaranteed Fixed Income Fund is invested in group annuity insurance contracts (“GAIC”) with Metropolitan Life Insurance Company (“MLIC”).

Payment of Benefits—Participants are eligible for distributions upon retirement, disability, termination of service, or death. Special provisions allow for earlier distributions of participants’ contributions and earnings thereon, and vested Employer contributions and earnings thereon, as hardship withdrawals, subject to certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of six months. Distributions of accounts are made in lump-sum amounts. Benefit payments requested but not yet paid totaled $668,184 and $269,600 at December 31, 2005 and 2004, respectively.

Vesting—A participant’s contributions and earnings thereon are immediately fully vested. Employer contributions and earnings thereon partially vest after two years of service. Employer contributions and earnings thereon fully vest after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies or becomes disabled, whichever occurs first.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 10.5%, which are commensurate with prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Forfeitures—Terminating participants forfeit all nonvested Employer contributions. The forfeitures are used to offset future Employer contributions. Forfeited nonvested accounts totaled $1,850,555 and $599,918 during 2005 and 2004, respectively.

Plan Termination—Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon termination of the Plan, partial termination or complete discontinuance of the Employer’s contributions to the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust fund, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments—The fair value of investments in securities and in mutual funds is based upon closing market quotations as of the last business day of the plan year. The investment in GAICs is reflected in the accompanying financial statements at the contract value reported to the Plan by MLIC at December 31, 2005 and 2004, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The average cost method is used in determining the cost of investments sold.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.

Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits—Benefits are recorded when paid.

3.	INVESTMENTS

Amounts invested in the GAICs are commingled with the other investments of the general accounts of the MLIC. Interest is allocated based upon a contractual arrangement and is credited monthly. The crediting rate and average yield was 3.5% and 3.0% at December 31, 2005 and 2004, respectively.

Individual investments which represent greater than 5% of the Plan’s net assets are as follows:

As of December 31, 2005:
MetLife Guaranteed Fixed Income Fund	$56,289,040
MetLife Stock Market Index Guarantee Account	46,692,271
Loomis Sayles Small Cap Value Fund	15,663,948
Harris Associates—Oakmark Fund	23,885,750
Harris Associates—Oakmark Select Fund	14,530,783
Willis Stock Fund	25,656,227

As of December 31, 2004:
MetLife Guaranteed Fixed Income Fund	$57,175,972
MetLife Stock Market Index Guarantee Account	45,645,802
Loomis Sayles Small Cap Value Fund	15,014,188
Harris Associates—Oakmark Fund	25,376,728
Harris Associates—Oakmark Select Fund	13,032,016
Willis Stock Fund	33,253,597
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $13,409 as follows:

Mutual funds	$3,408,143
Common stock	(3,410,016)
Corporate bonds	5,249
U.S. government securities	(16,785)

$(13,409)

4.	INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated October 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been restated since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest include contributions from the Company and various funds managed by MLIC, the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company. The Company paid no such expenses in 2005.

6.	VOLUNTARY CORRECTION PROGRAM

On March 29, 2004, the Company received a compliance statement from the IRS under the Voluntary Correction Program (“VCP”). The compliance statement was obtained with respect to an operational oversight regarding the Plan years 1992 through 1999, whereby benefits from the Plan and Willis North America Inc. Pension Plan exceeded the combined plans’ limits under Internal Revenue Code Section 415(e). Consistent with common practice, compliance testing was performed during this period; however, the additional level of testing required by IRC 415(e) was not performed for all employees from 1992 through 1999. IRC 415(e) has since been repealed; therefore, the same failures cannot reoccur.

As a result of the operational oversight, the Plan reimbursed participants in the amount of $4,451,268 in 2004. In addition, the Plan transferred $1,478,083 of 1992-1999 employer contributions from participants’ accounts to a forfeitures account in 2004. These forfeitures will be used to offset future employer contributions. The forfeitures account balance was $610,206 and $1,044,216 at December 31, 2005 and 2004, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the employee contributions in the financial statements to the Form 5500 for the year ended December 31, 2005:

Employee contributions per the financial statements	$25,563,379
Excess contributions refunded to participants	3,937

Employee contributions per the Form 5500	$25,567,316

******

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,
	similar party	par, or maturity value	Current value
*	METLIFE GUARANTEED FIXED INCOME FUND	Group Annuity Insurance Contracts	$56,289,040
	SCHWAB MONEY MARKET FUND	Money Market	1,442,832
*	WILLIS STOCK FUND	Mutual Funds	25,656,227
	BARON ASSET FUND	Mutual Funds	9,032,380
	BARON GROWTH FUND	Mutual Funds	10,849,178
	FRANKLIN TEMPLETON FOREIGN FUND	Mutual Funds	11,815,704
	PIMCO HIGH YIELD BOND FUND	Mutual Funds	4,031,162
	PIMCO TOTAL RETURN FUND	Mutual Funds	12,148,126
*	METLIFE STOCK MARKET INDEX GUARANTEE ACCOUNT	Mutual Funds	46,692,271
	JANUS FUND	Mutual Funds	11,394,491
	LOOMIS SAYLES SMALL CAP VALUE FUND	Mutual Funds	15,663,948
	HARRIS ASSOCIATES- OAKMARK FUND	Mutual Funds	23,885,750
	HARRIS ASSOCIATES- OAKMARK SELECT FUND	Mutual Funds	14,530,783
	JP MORGAN MID CAP VALUE FUND	Mutual Funds	1,016,852
	AMERICAN FUNDS — GROWTH FUND OF AMERICA FUND	Mutual Funds	1,738,239
	ABERDEEN ASIA PAC INCOME	Mutual Funds	12,331
	AIM AGGRESSIVE GROWTH FD CL A	Mutual Funds	23,909
	AIM CONSTELLATION FUND	Mutual Funds	18,143
	AIM TECHNOLOGY FUND	Mutual Funds	5,774
	AIM WEINGARTEN FUND CL A	Mutual Funds	12,502
	AL FRANK FUND	Mutual Funds	11,634
	ALLIANCEBERNSTEIN INTL VALUE CL A	Mutual Funds	35,496
	ALLIANZ RCM BIOTECHNOLOGY FUND CL D	Mutual Funds	11,920
	ALLIANZ RCM GLOBAL HEALTHCARE FUND C	Mutual Funds	5,055
	ALLIANZ RCM GLOBAL TECHNOLOGY FUND D	Mutual Funds	29,163
	AMERICAN CENTURY GOVERNMENT BOND	Mutual Funds	38,157
	AMERICAN CENTURY INTL GROWTH INV	Mutual Funds	11,932
	AMERICAN CENTURY SMALL CAP VALUE FD	Mutual Funds	12,673
	AMERICAN INVESTMENT CO OF AMERICA	Mutual Funds	1,252
	ARTISAN INTERNATIONAL VALUE FUND	Mutual Funds	26,639
	ARTISAN MIDCAP VALUE FUND	Mutual Funds	39,462
	BARON ASSET FUND	Mutual Funds	11,947
	BLACK OAK EMERGING TECHNOLOGY	Mutual Funds	4,777
	BUFFALO MID CAP FUND	Mutual Funds	12,161
	CALAMOS GROWTH & INCOME FUND CL A	Mutual Funds	29,645
	CALAMOS GROWTH FD CL A	Mutual Funds	92,815
	CALIFORNIA NASDAQ-100 INDEX FD	Mutual Funds	687
	CGM REALTY FUND	Mutual Funds	13,380
	CHASE GROWTH FUND	Mutual Funds	3,761
	COLUMBIA REAL ESTATE EQUITY FD CL Z	Mutual Funds	45,602
	CREDIT SUISSE GLOBAL POST-VENTURE	Mutual Funds	16,889
	DELAFIELD FUND	Mutual Funds	5,516
	DELAWARE SMALL CAP VALUE FUND CL A	Mutual Funds	5,684
	DEVL DIVERSIFIED RLTY	Mutual Funds	7,288
	DFA FIVE-YEAR GLOBALFIXED INC PORT	Mutual Funds	21,898
	DFA INTERNATIONAL VALUE PORTFOLIO	Mutual Funds	10,597
	DFA REAL-ESTATE SECURITIES PORTFOLIO	Mutual Funds	46,549
	DFA TWO-YEAR GLOBAL FIXED-INCOME	Mutual Funds	16,264
	DFA U S LARGE CAP VALUE PORTFOLIO	Mutual Funds	32,082
	DFA U S LARGE COMPANY PORTFOLIO	Mutual Funds	823
	DFA US MICRO CAP PORT	Mutual Funds	13,501
	DFA US SMALL CAP VALUEPORT	Mutual Funds	25,456
	DODGE & COX INCOME FUND	Mutual Funds	29,338
	DODGE & COX INTL STOCK FUND	Mutual Funds	28,810
	DODGE & COX STOCK FUND	Mutual Funds	58,559
	EATON VANCE WORLDWIDE HEALTH SCIENCE	Mutual Funds	31,576
	EXCELSIOR EMERGING MARKETS FUND	Mutual Funds	10,048
	EXCELSIOR ENERGY & NAT RESOURCES	Mutual Funds	7,651
	EXCELSIOR VAL & RESTRUCT. FD	Mutual Funds	30,906
	FBR GAS UTILITY INDEX FUND	Mutual Funds	65
	FBR SMALL CAP FINANCIAL FUND	Mutual Funds	38,214

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,
similar party	par, or maturity value	Current value
FEDERATED US GOVT SECS 2-5 INSTL	Mutual Funds	19,138
FIDELITY CANADA FUND	Mutual Funds	15,192
FIDELITY CAP APPREC FUND	Mutual Funds	11,038
FIDELITY CONTRA FUND	Mutual Funds	27,168
FIDELITY FUND	Mutual Funds	7,735
FIDELITY INTL GROWTH & INCOME	Mutual Funds	11,560
FIDELITY LATIN AMER FUND	Mutual Funds	16,879
FIDELITY SELECT DEVELOPING COMM	Mutual Funds	1,107
FIDELITY SELECT ELECTRS PORTFOLIO	Mutual Funds	7,985
FIDELITY SELECT HEALTH CARE	Mutual Funds	6,819
FIDELITY SELECT SOFTWARE & COMPUTER	Mutual Funds	26,335
FIDELITY SELECT TELECOMMUNICATIONS	Mutual Funds	1,142
FIDELITY SLCT COMPUTERS	Mutual Funds	14,575
FIDELITY SLCT DEFENSE & AEROSPACE FD	Mutual Funds	9,548
FIDELITY SLCT ENERGY FUND	Mutual Funds	20,018
FIDELITY SLCT ENERGY SERVICES	Mutual Funds	13,108
FIDELITY SLCT MEDICAL DELIVERY	Mutual Funds	12,074
FIDELITY SLCT NATURAL GAS	Mutual Funds	19,458
FIDELITY SLCT TECHNOLOGY	Mutual Funds	23,578
FIRST AMERICAN SMALL CAP GROWTH	Mutual Funds	4,077
FIRST AMERICAN TECHNOLOGY FD	Mutual Funds	205
FIRST EAGLE GLOBAL FUND	Mutual Funds	43,554
FIRST EAGLE OVERSEAS FUND	Mutual Funds	28,228
FIRSTHAND E-COMMERCE FD	Mutual Funds	2,322
FIRSTHAND TECH INNOVATORS FD	Mutual Funds	2,954
FIRSTHAND TECH LEADERS FUND	Mutual Funds	617
FIRSTHAND TECHNOLOGY VALUE FD	Mutual Funds	24,638
FORWARD EMERALD BANKING & FIN CL A	Mutual Funds	5,211
FRIEDMAN BILLINGS GP NEW	Mutual Funds	12,474
GABELLI EQUITY INCOME FUNDS	Mutual Funds	25,958
GABELLI GOLD FD INC	Mutual Funds	3,202
GATEWAY FUND	Mutual Funds	4,659
HARBOR SMALL-CAP GROWTH FUND INV CL	Mutual Funds	3,332
HARBOR SMALL-CAP VALUE	Mutual Funds	4,593
HARDING LOEVNER EMERGING MARKETS	Mutual Funds	10,070
HARTFORD GROWTH OPPORTUNITIES FD	Mutual Funds	33,871
HENNESSY CORNERSTONE GROWTH FUND	Mutual Funds	29,526
HENNESSY CORNERSTONE VALUE FD	Mutual Funds	6,360
HUSSMAN STRATEGIC GROWTH	Mutual Funds	5,188
ICON ASIA REGIONAL FUND	Mutual Funds	10,198
ICON INFORMATION TECHNOLOGY FD CL A	Mutual Funds	4,755
ICON LONG-SHORT FUND CL I	Mutual Funds	11,088
INST’L SLCT S&P 500 INDEX	Mutual Funds	48,963
INTERNET FUND	Mutual Funds	10,829
ISTAR FINANCIAL INC	Mutual Funds	4,028
IVY GLOBAL NATURAL RESOURCES FUND	Mutual Funds	13,459
J F CHINA REGION FUND INC	Mutual Funds	37,017
JACOB INTERNET FUND	Mutual Funds	43,320
JANUS BALANCED FUND	Mutual Funds	31
JANUS FUND	Mutual Funds	8,774
JANUS GROWTH & INCOME FUND	Mutual Funds	53,573
JANUS MERCURY FUND	Mutual Funds	40,668
JANUS MID CAP VALUE INV SHARES	Mutual Funds	4,758
JANUS TWENTY FUND	Mutual Funds	5,211
JANUS WORLDWIDE FUND	Mutual Funds	7,470
JENSEN PORTFOLIO CLASS J	Mutual Funds	5,799
LEUTHOLD CORE INVESTMENT FUND	Mutual Funds	5,950
LEXINGTON CORPORATE PPTYS TR	Mutual Funds	1,174
LOOMIS SAYLES BOND FUND	Mutual Funds	23,939
MANAGERS VALUE FUND	Mutual Funds	65,681
MARISCO INTL OPPORTUNITIES FD	Mutual Funds	6,320

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,
similar party	par, or maturity value	Current value
MARSICO 21ST CENTURY FD	Mutual Funds	6,225
MATTHEWS PACIFIC TIGER FD	Mutual Funds	10,068
MERIDIAN GROWTH	Mutual Funds	10,534
MUHLENKAMP FD	Mutual Funds	6,342
NB FOCUS FD	Mutual Funds	3,156
NEW PERSPECTIVE FUND	Mutual Funds	1,477
NEWCASTLE INVESTMENT CP	Mutual Funds	2,818
OAK VALUE FUND	Mutual Funds	5,689
OAKMARK FUND	Mutual Funds	33,401
OAKMARK SELECT FD	Mutual Funds	47,422
OLD MUTUAL LARGE CAP GROWTH FUND	Mutual Funds	3,550
OLD MUTUAL TECH & COMM FD	Mutual Funds	10,277
PARNASSUS EQUITY INCOME FD	Mutual Funds	4,714
PAYDEN GROWTH & INCOME CL R	Mutual Funds	3,202
PERRITT MICRO CAP OPPORTUNITIES FUND	Mutual Funds	5,964
PETROFUND ENERGY TRUST	Mutual Funds	2,646
PIMCO COMMODITY REAL RETURN INSTL	Mutual Funds	3,063
PIMCO CORPORATE OPPTY FD	Mutual Funds	2,655
PIMCO EMERGING MARKETS BOND FD CL D	Mutual Funds	17,741
PIMCO LOW-DURATION FUND INSTL CLASS	Mutual Funds	37,695
PIMCO REAL RETURN FD CL D	Mutual Funds	19,945
PIN OAK AGGRESSIVE STOCK	Mutual Funds	2,937
PIONEER HIGH YIELD FD CL A	Mutual Funds	2,723
PRIMEWEST ENERGY TR NEW	Mutual Funds	2,443
RED OAK TECHNOLOGY	Mutual Funds	264
ROYCE FUND PREMIER SERIES	Mutual Funds	53,576
ROYCE LOW PRICED STOCK FD	Mutual Funds	28,275
ROYCE TOTAL RETURN FD	Mutual Funds	13,323
RS DIVERSIFIED GROWTH FUND	Mutual Funds	3,518
RS EMERGING GROWTH FUND	Mutual Funds	13,304
RYDEX BIOTECHNOLOGY FUND	Mutual Funds	1,354
RYDEX JUNO FUND	Mutual Funds	2,423
SCHWAB DIVIDEND EQUITY	Mutual Funds	34,110
SCHWAB PREMIER EQUITY	Mutual Funds	62,656
SCHWAB S/T BOND MARKET INDEX FUND	Mutual Funds	10,000
SCHWAB SMALL CAP INDEX SELECT	Mutual Funds	11,484
SCHWAB TOTAL BD MKT INDEX FD	Mutual Funds	3,017
SCHWAB 100 INDEX FUND — INVESTOR SHA	Mutual Funds	56,985
SEI EMERGING MARKETS EQUITY FD	Mutual Funds	20,864
SEI LARGE CAP GROWTH FUND CL A	Mutual Funds	42,747
SEI SMALL CAP GROWTH	Mutual Funds	18,405
SEI SMALL CAP VALUE FUND CL A	Mutual Funds	19,045
STRATON SMALL CAP VALUE FUND	Mutual Funds	5,806
STREETBACKS INDEX SHS	Mutual Funds	12,714
T ROWE PRICE BLUE CHIP GROWTH FUND	Mutual Funds	30,020
T ROWE PRICE CAPITAL APPRECIATION FD	Mutual Funds	46,891
T ROWE PRICE EQUITY INCOME FUND	Mutual Funds	42,151
T ROWE PRICE GROWTH STOCK FUND	Mutual Funds	13,019
T ROWE PRICE INTERNATIONAL BOND FUND	Mutual Funds	17,053
T ROWE PRICE INTL EUROPEAN STOCK FD	Mutual Funds	2,360
T ROWE PRICE INTL STOCK FD	Mutual Funds	32,789
T ROWE PRICE LATIN AMERICA FUND	Mutual Funds	8,041
T ROWE PRICE NEW ASIA FUND	Mutual Funds	25,414
T ROWE PRICE NEW INCOME FUND	Mutual Funds	25,561
T ROWE PRICE SMALL-CAPITAL VALUE FD	Mutual Funds	33,004
TEMPLETON EMERGING MKT FD	Mutual Funds	26,258
TEMPLETON FOREIGN FD CL A	Mutual Funds	38,996
TEMPLETON GLOBAL INCOME FD INC	Mutual Funds	13,163
TEMPLETON WORLD FD CL A	Mutual Funds	36,188
THIRD AVE REAL ESTATE VALUE FD	Mutual Funds	8,616
THIRD AVE VALUE FUND	Mutual Funds	8,397

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
THOMPSON PLUMB GROWTH FUND		Mutual Funds	15,659
TORRAY FUND		Mutual Funds	20,030
TURNER CORE GROWTH FUND		Mutual Funds	11,988
TURNER MIDCAP GROWTH FUND CL I		Mutual Funds	3,969
TWEEDY BROWNE GLOBAL VALUE FUND		Mutual Funds	707
U S GLOBAL REGENT EASTERN EUROPEAN		Mutual Funds	4,832
VAN WAGONER POST VENTURE FD		Mutual Funds	1,032
VANGUARD 500 INDEX FD INVESTOR SHS		Mutual Funds	133,835
VANGUARD CONV SECS FD		Mutual Funds	49,488
VANGUARD DEVELOPMENT MKTS INDEX		Mutual Funds	44,084
VANGUARD ENERGY FUND		Mutual Funds	60,690
VANGUARD GNMA FUND INVESTOR SHS		Mutual Funds	65,160
VANGUARD GROWTH & INCOME		Mutual Funds	16,628
VANGUARD GROWTH INDEX FD		Mutual Funds	14,912
VANGUARD HEALTH CARE FUND		Mutual Funds	28,531
VANGUARD HIGH-YIELD CORPORATE FD		Mutual Funds	18,551
VANGUARD INFLATION PROTECTED SEC FD		Mutual Funds	14,419
VANGUARD INTERNATIONAL VALUE PORT		Mutual Funds	12,931
VANGUARD INTL GROWTH PORTFOLIO		Mutual Funds	2,726
VANGUARD REIT INDEX FUND		Mutual Funds	16,580
VANGUARD SMALL CAP GROWTH INDEX FD		Mutual Funds	12,064
VANGUARD TOTAL BD MARKET INDEX FD		Mutual Funds	46,866
VANGUARD TOTAL INT’L STOCK INDEX FD		Mutual Funds	9,396
VANGUARD U S GROWTH FUND		Mutual Funds	6,873
VANGUARD VALUE INDEX FUND		Mutual Funds	11,517
VANGUARD WELLESLEY INCOME FUND		Mutual Funds	16,547
VANGUARD WELLINGTON FUND		Mutual Funds	32,483
VANGUARD WINDSOR FUND		Mutual Funds	4,661
VANGUARD WINDSOR II PORTFOLIO		Mutual Funds	12,577
WASATCH INT’L GROWTH FD		Mutual Funds	12,246
WEITZ VALUE PORTFOLIO		Mutual Funds	36,616
WELLS FARGO ADVANTAGE SPECIALIZED		Mutual Funds	506
WELLS FARGO INTL EQUITY		Mutual Funds	826
WELLS FARGO LARGE CO GROWTH FD CL A		Mutual Funds	3,349
WF ADVANTAGE GOVT SECURITIES		Mutual Funds	5,865
WF ADVANTAGE GROWTH		Mutual Funds	5,202
WF ADVANTAGE MID CAP DISCIPLINED		Mutual Funds	35,145
WHITE OAK GROWTH STOCK		Mutual Funds	49,839
WILLIAM BLAIR INTL GRWTH FD		Mutual Funds	5,540
WILSHIRE LG CO GROWTH — IVESTMNT		Mutual Funds	12,406
WIRELESS FUND		Mutual Funds	242
US TREASURY STRIP	$15,000	principal amount due 11/15/06	14,449
US TREASURY STRIP	$12,000	principal amount due 11/15/07	11,072
US TREASURY STRIP	$12,000	principal amount due 11/15/08	10,596
US TREASURY STRIP	$12,000	principal amount due 11/15/09	10,155
US TREASURY STRIP	$12,000	principal amount due 11/15/10	9,801
US TREASURY STRIP	$12,000	principal amount due 11/15/11	9,321
US TREASURY STRIP	$12,000	principal amount due 11/15/12	8,897
US TREASURY STRIP	$12,000	principal amount due 11/15/13	8,468
FORD MTR CR CO	$1,000	principal amount due 2/01/06	998
US TREASURY STRIP	$15,000	principal amount due 2/15/07	14,290
US TREASURY STRIP	$12,000	principal amount due 2/15/08	10,948
US TREASURY STRIP	$12,000	principal amount due 2/15/09	10,485
US TREASURY STRIP	$12,000	principal amount due 2/15/10	10,054
US TREASURY STRIP	$12,000	principal amount due 2/15/11	9,628
US TREASURY STRIP	$12,000	principal amount due 2/15/12	9,212
US TREASURY STRIP	$12,000	principal amount due 2/15/13	8,781
US TREASURY STRIP	$12,000	principal amount due 2/15/14	8,357
US TREASURY STRIP	$12,000	principal amount due 5/15/07	11,308
US TREASURY STRIP	$12,000	principal amount due 5/15/08	10,830
US TREASURY STRIP	$12,000	principal amount due 5/15/09	10,373

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
US TREASURY STRIP	$12,000	principal amount due 5/15/10	9,977
US TREASURY STRIP	$12,000	principal amount due 5/15/11	9,531
US TREASURY STRIP	$12,000	principal amount due 5/15/12	9,113
US TREASURY STRIP	$12,000	principal amount due 5/15/13	8,674
US TREASURY STRIP	$12,000	principal amount due 8/15/07	11,192
US TREASURY STRIP	$12,000	principal amount due 8/15/08	10,714
US TREASURY STRIP	$12,000	principal amount due 8/15/09	10,264
US TREAS STRIP	$12,000	principal amount due 8/15/10	9,876
US TREASURY STRIP	$12,000	principal amount due 8/15/11	9,424
US TREASURY STRIP	$12,000	principal amount due 8/15/12	9,006
US TREASURY STRIP	$12,000	principal amount due 8/15/13	8,578
1/100 BERKSHIRE HTWY CL A	100	shares of common stock	88,620
1ST STATE BANCORP INC	106	shares of common stock	3,914
AT&T INC	1,903	shares of common stock	46,610
AASTROM BIOSCIENCES INC	1,820	shares of common stock	3,840
ABB LTD ADR	1,000	shares of common stock	9,720
ABBOTT LABORATORIES	500	shares of common stock	19,715
ACCO BRANDS CORP	23	shares of common stock	564
ACCURIDE CORPORATION	750	shares of common stock	9,675
AEGIS ASSESSMENTS INC	475	shares of common stock	90
AES CORP	1,900	shares of common stock	30,077
AGERE SYSTEMS INC	100	shares of common stock	1,290
AIR PRODS & CHEMS INC	400	shares of common stock	23,699
ALCON INC	50	shares of common stock	6,480
ALLIANCE CAP MGMT HLDG LP		shares of common stock	39
ALLIED CAP CORP NEW	105	shares of common stock	3,082
ALLSTATE CORP	79	shares of common stock	4,293
ALNYLAM PHARMACEUTICALS	500	shares of common stock	6,680
ALPHA NATURAL RESOURCES	500	shares of common stock	9,605
ALTRIA GROUP INC	452	shares of common stock	33,788
ALVARION LTD	1,000	shares of common stock	8,720
AMAZON COM INC	505	shares of common stock	23,811
AMERICAN CAP STRATEGIES LTD	200	shares of common stock	7,242
AMERICAN EXPRESS CO	231	shares of common stock	11,910
AMERICAN INTERNATIONAL GROUP	2,892	shares of common stock	197,290
AMERICAN SKIING CORP	1,830	shares of common stock	494
AMERICAN STANDARD COMPANIES DELAWARE	116	shares of common stock	4,627
AMERIPRISE FINL INC	6	shares of common stock	246
AMERIRESOURCE TECH NEW	1	shares of common stock	0
AMGEN INCORPORATED	141	shares of common stock	11,119
AMR CORP DEL	75	shares of common stock	1,667
AMSOUTH BANCORPORATION	3	shares of common stock	71
ANDRX GROUP	30	shares of common stock	494
ANHEUSER BUSCH CO INC	53	shares of common stock	2,282
ANNALY MTG MGMT INC	949	shares of common stock	10,379
ANTIGENICS INC DEL	1,000	shares of common stock	4,760
APACHE CORP	400	shares of common stock	27,408
APEX SILVER MINES LTD	200	shares of common stock	3,180
APPLE COMPUTER INC	382	shares of common stock	27,462
APPLIED DIGITAL SOLU NEW	300	shares of common stock	858
APPLIED MATERIALS INC	555	shares of common stock	9,962
ARADIGM CORP	900	shares of common stock	657
ARCH CAP GROUP LTD NEW F	200	shares of common stock	10,950
ARCHER DANIELS MIDLAND CO	60	shares of common stock	1,480
ARM HLDGS PLC ADR	100	shares of common stock	621
ASTEC INDS INC	25	shares of common stock	817
ATMEL CORP	26,000	shares of common stock	80,340
AUCTION MILLS INC	3,380	shares of common stock	203
AUCXIS CORP	200	shares of common stock	1
AUDIOVOX CP CL A	100	shares of common stock	1,386
AUTO DATA PROCESSING	200	shares of common stock	9,180

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
AVAYA INC	43	shares of common stock	459
AVON RUBBER PLC ORD	1,000	shares of common stock	2,979
AXCELIS TECHNOLOGIES INC	1,000	shares of common stock	4,770
B E AEROSPACE INC	70	shares of common stock	1,540
B M C SOFTWARE INC	400	shares of common stock	8,196
BANK OF AMERICA CORP	363	shares of common stock	16,743
BAUSCH & LOMB INC	75	shares of common stock	5,093
BAYER A G SPONSORED ADR	350	shares of common stock	14,616
BB&T CORPORATION	3,357	shares of common stock	140,674
BEARTOOTH PLATINUM CORP	31,000	shares of common stock	3,847
BED BATH & BEYOND INC	200	shares of common stock	7,230
BELLSOUTH CORP	100	shares of common stock	2,710
BENTLEY PHARMACEUTICALS INC	100	shares of common stock	1,641
BERKSHIRE HATHAWAY CL B	13	shares of common stock	38,162
BHP BILLITON LTD ADR	700	shares of common stock	23,394
BIOMET	1,000	shares of common stock	36,570
BIOMIRA INC	100	shares of common stock	140
BIOPURE CORPORATION CL A	83	shares of common stock	65
BIOSANTE PHARMA INC NEW	5,000	shares of common stock	18,250
BLACKROCK INC	50	shares of common stock	5,424
BOOTS & COOTS INTL NEW	1,500	shares of common stock	1,560
BOSTON SCIENTIFIC CORP	630	shares of common stock	15,429
BOTTOMLINE TECH INC.	200	shares of common stock	2,204
BP PLC ADR	104	shares of common stock	6,674
BRISTOL-MYERS SQUIBB CO	716	shares of common stock	16,463
BROOKS AUTOMATION NEW	31	shares of common stock	388
BROWN & BROWN INC	400	shares of common stock	12,216
BRUKER BIOSCIENCES CORP	600	shares of common stock	2,916
BURLINGTON RES INC	100	shares of common stock	8,620
C M G I INC	12,120	shares of common stock	18,289
C V S CORP DEL	160	shares of common stock	4,227
CAL DIVE INTL INC	708	shares of common stock	25,410
CALLON PETE CO DEL	400	shares of common stock	7,060
CAMECO CORP	50	shares of common stock	3,170
CANDELA CORP	2,000	shares of common stock	28,880
CARDINAL HEALTH INC	325	shares of common stock	22,344
CARDIODYNAMICS INTL CORP	125	shares of common stock	151
CASCADE BANCORP	500	shares of common stock	11,505
CCE SPINCO INC	62	shares of common stock	812
CELESTICA INC	1,570	shares of common stock	16,579
CELL GENESYS INC	5,400	shares of common stock	32,022
CEMEX SA ADR	100	shares of common stock	5,933
CENTRAL FD CDA LTD	1,170	shares of common stock	7,968
CENTRAL PKG CORP	25	shares of common stock	343
CENVEO INC	2,500	shares of common stock	32,900
CEPHALON INC	50	shares of common stock	3,237
CERADYNE INC DEL	630	shares of common stock	27,594
CHEETAH OIL & GAS LTD	300	shares of common stock	720
CHESAPEAKE ENERGY CORPORATION	1,265	shares of common stock	40,138
CHEVRON CORPORATION	175	shares of common stock	9,935
CHICAGO MERCANTILE EXCH	15	shares of common stock	5,512
CHICOS FAS INC	160	shares of common stock	7,029
CHINA ENERGY SVGS TECH	1,000	shares of common stock	8,320
CHINA MOBILITY SOLUTIONS	333	shares of common stock	110
CHIPMOS TECH BERMUDA	2,500	shares of common stock	14,500
CIENA CORP	2,000	shares of common stock	5,940
CINERGY CORP	1,000	shares of common stock	42,460
CIRRUS LOGIC	250	shares of common stock	1,670
CISCO SYSTEM INC	7,204	shares of common stock	123,332
CITIGROUP INC	1,165	shares of common stock	56,523
CITRIX SYSTEMS	1,471	shares of common stock	42,262

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
CLEAR CHANNEL COMMUN	500	shares of common stock	15,725
COCA COLA COMPANY	60	shares of common stock	2,413
COEUR D ALENE MINES CP	6,000	shares of common stock	24,000
COGNIZANT TECH SOL CL A	110	shares of common stock	5,530
COMCAST CORP NEW CL A	173	shares of common stock	4,484
COMDISCO HOLDING CO RTS	150	shares of common stock	48
COMPANHIA VALE DO ADR	820	shares of common stock	33,735
COMPUTER ASSOC INTL INC	100	shares of common stock	2,819
COMPUTRZD THERML IMAGING	2,100	shares of common stock	92
CONAGRA FOODS INC	112	shares of common stock	2,271
CONOCOPHILLIPS	250	shares of common stock	14,545
CONSTELLATION BRAND CL A	200	shares of common stock	5,246
COOPER TIRE & RUBR CO	2,300	shares of common stock	35,236
CORNING INC	1,155	shares of common stock	22,701
CORP EXECUTIVE BOARD CO	65	shares of common stock	5,831
COSTCO WHSL CORP NEW	302	shares of common stock	14,916
COVAD COMMUN GROUP INC	56,225	shares of common stock	55,101
COVENTRY HEALTH CARE INC	100	shares of common stock	5,696
DALRADA FINANCIAL CORP	75	shares of common stock	0
DAUPHIN TECHNOLOGY INC	750	shares of common stock	645
DELL INC	4,916	shares of common stock	147,234
DELTA & PINE LAND CO	630	shares of common stock	14,496
DELTATHREE COM	200	shares of common stock	582
DIAGEO PLC	60	shares of common stock	3,498
DIGENE CORP	150	shares of common stock	4,376
DISCOVERY HOLDING SER A	100	shares of common stock	1,515
DISNEY WALT HLDG CO	749	shares of common stock	17,956
DOLLAR GEN CORP	861	shares of common stock	16,419
DOW CHEM CO	230	shares of common stock	10,070
DUKE ENERGY CORPORATION	1,500	shares of common stock	41,175
DYNERGY INC CL A	1,085	shares of common stock	5,251
E DIGITAL CORP	5,000	shares of common stock	380
E M C CORP MASS	2,984	shares of common stock	40,642
E MOBILE INFO TECH INC	275,000	shares of common stock	550
E O G RESOURCES INC	50	shares of common stock	3,669
E-TRADE FINANCIAL CORP	7,100	shares of common stock	148,106
EARTHLINK INC	100	shares of common stock	1,111
EASTMAN KODAK COMPANY	101	shares of common stock	2,364
EBAY INC	2,462	shares of common stock	106,408
ECHELON CORP	1,620	shares of common stock	12,685
EL PASO CORPORATION	1,500	shares of common stock	18,240
ELAN CORP PLC SPON ADR	2,900	shares of common stock	40,397
ELECTROGLAS	400	shares of common stock	1,160
EMCORE CORP	350	shares of common stock	2,597
EMDEON CORPORATION	50	shares of common stock	423
ENERGY CONV DEVICES INC	25	shares of common stock	1,019
ENGELHARD CORP	3,000	shares of common stock	90,450
ENTERASYS NETWORKS INC	25	shares of common stock	332
ERICSSON TEL ADR B NEW	388	shares of common stock	13,347
EVOLVING SYSTEM INC	2,000	shares of common stock	4,220
EXPEDIA INC	100	shares of common stock	2,396
EXPRESS SCRIPTS INC	313	shares of common stock	26,229
EXTREME NETWORKS INC	600	shares of common stock	2,850
EXXON MOBIL CORPORATION	285	shares of common stock	16,008
FEDEX CORPORATION	57	shares of common stock	5,893
FELLOWS ENERGY LTD	3,500	shares of common stock	1,260
FIELDPOINT PETE CORP	250	shares of common stock	1,723
FINISH LINE INC CL A	500	shares of common stock	8,710
FORD MOTOR COMPANY NEW	418	shares of common stock	3,226
FOREST OIL CORP NEW	200	shares of common stock	9,114
FORTUNE BRANDS INC	100	shares of common stock	7,802

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
FOUNTAIN PWR BOAT INDS INC	2,000	shares of common stock	12,060
FRANKLIN RES INC	50	shares of common stock	4,701
FREESCALE SEMICONDUCTOR CL B	22	shares of common stock	554
GASCO ENERGY INC	1,500	shares of common stock	9,795
GATEWAY INC	1,500	shares of common stock	3,765
GEMSTAR TV GUIDE INTL	300	shares of common stock	783
GENENTECH INC	50	shares of common stock	4,625
GENERAL ELECTRIC COMPANY	4,368	shares of common stock	153,092
GENERAL MAGIC INC NEW	26	shares of common stock	0
GENERAL MOTORS CORP	167	shares of common stock	3,240
GENTA INC NEW	400	shares of common stock	584
GETTY IMAGES INC	66	shares of common stock	5,892
GETTY REALTY CORP	178	shares of common stock	4,679
GILEAD SCIENCES INC	100	shares of common stock	5,257
GLOBAL ALUMINA PRODS CORP	11,000	shares of common stock	18,810
GLOBAL PAYMENTS INC	115	shares of common stock	5,360
GLOBALSTAR TELECOM ORD	50	shares of common stock	0
GOLDCORP INC NEW	1,050	shares of common stock	23,394
GOLDCREST RESOURCES LTD	14,000	shares of common stock	4,315
GOODYS FAMILY CLOTHING	10	shares of common stock	96
GOOGLE INC CLASS A	1,121	shares of common stock	465,058
GRAFTECH INTERNATIONAL	80	shares of common stock	498
GRANITE CONSTR INC	225	shares of common stock	8,080
GREEN DOLPHIN SYSTEMS	1,000	shares of common stock	30
GREY WOLF INC	500	shares of common stock	3,865
HALLIBURTON CO HLDG CO	684	shares of common stock	42,387
HANGER ORTHOPEDIC GROUP INC	4,000	shares of common stock	22,840
HARLEY DAVIDSON	301	shares of common stock	15,518
HARRIS & HARRIS	1,000	shares of common stock	13,900
HEADWATERS INC	600	shares of common stock	21,264
HEALTHSOUTH REHABILITATION CORP	5,000	shares of common stock	24,500
HEALTHTRAC INC	400	shares of common stock	0
HEIDRICK & STRUGGLES INTL INC	750	shares of common stock	24,038
HELMERICH & PAYNE INC	50	shares of common stock	3,096
HEWLETT-PACKARD COMPANY	545	shares of common stock	15,590
HOLOGRAPHIC STORAGE LTD	1	shares of common stock	0
HOME DEPOT INC	781	shares of common stock	31,634
HOUSE2HOME INC	2,250	shares of common stock	0
HUGHES SUPPLY INC	176	shares of common stock	6,308
HUMAN GENOME SCIENCES	50	shares of common stock	428
I N G GROEP N V ADR	100	shares of common stock	3,482
I T C DELTACOM INC NEW	5	shares of common stock	6
IAC INTERACTIVECORP	100	shares of common stock	2,831
ICON PLC SPON ADR	200	shares of common stock	8,228
IDENTIX INC	1,325	shares of common stock	6,638
IMAGING DIAGNOSTIC SYS	21,000	shares of common stock	3,150
IMMUNE RESPONSE CORP NEW	59	shares of common stock	5
IMPACT SILVER CORP	1,500	shares of common stock	1,104
INFOCUS CORP	1,000	shares of common stock	4,010
INFOSPACE INC NEW	110	shares of common stock	2,840
INGERSOLL RAND CO CL A F	200	shares of common stock	8,074
INTEL CORP	7,817	shares of common stock	195,125
INTELLISYNC CORP	6,000	shares of common stock	30,960
INTERIORS INCCL A	25,709	shares of common stock	8
INTERPHARM HOLDINGS INC	1,000	shares of common stock	1,240
INTL BUSINESS MACHINES	2,221	shares of common stock	182,543
INTL SHIPHOLDING CORP	2,340	shares of common stock	36,387
INTL URANIUM CORP	2,000	shares of common stock	11,624
IOMEGA CORP NEW	120	shares of common stock	299
IRIS INTERNATIONAL INC	1,150	shares of common stock	25,139
ISCO INTERNATIONAL INC	53,770	shares of common stock	17,206

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
ISIS PHARMACEUTICALS	600	shares of common stock	3,144
IVANHOE MINES LTD	1,450	shares of common stock	10,426
J P MORGAN CHASE & CO	877	shares of common stock	34,817
JABIL CIRCUIT INC	1,000	shares of common stock	37,090
JAMES HARDIE INDS ADR	1,000	shares of common stock	32,470
JDS UNIPHASE CORPORATION	14,465	shares of common stock	34,137
JOHNSON & JOHNSON	690	shares of common stock	41,471
JOS A BANK CLOTHIERS INC	187	shares of common stock	8,118
JUNIPER NETWORKS INC	380	shares of common stock	8,474
K O S PHARMACEUTICAL INC	75	shares of common stock	3,880
KCS ENERGY INC	500	shares of common stock	12,110
KENDLE INTL INC	200	shares of common stock	5,148
KEYSPAN CORP	111	shares of common stock	3,978
KNIGHT CAP GROUP INC	300	shares of common stock	2,967
KRAFT FOODS INC	109	shares of common stock	3,075
KRISPY KREME DOUGHNUTS INC	500	shares of common stock	2,870
LABOR READY INC NEW	300	shares of common stock	6,246
LABORATORY CP OF AMER HLDG NEW	400	shares of common stock	21,540
LAMSON & SESSIONS CO	100	shares of common stock	2,502
LAUREATE EDUCATION INC	100	shares of common stock	5,251
LEHMAN BROS HLDGS INC	50	shares of common stock	6,409
LEVEL 3 COMMUNICATIONS INC	1,500	shares of common stock	4,305
LIBERTY MEDIA NEW SER A	1,000	shares of common stock	7,870
LIFECELL CORP	200	shares of common stock	3,808
LILLY ELI & COMPANY	450	shares of common stock	25,466
LIMITED INC	120	shares of common stock	2,687
LINDSAY MFG CO	750	shares of common stock	14,423
LITHIUM TECH CORP NEW	1,000	shares of common stock	40
LOWES COMPANIES	225	shares of common stock	14,999
LSI LOGIC CORP	100	shares of common stock	800
LUCENT TECHNOLOGIES INC	10,080	shares of common stock	26,812
LUMINEX CORP DEL	3,600	shares of common stock	41,832
M D U RESOURCES GROUP INC	353	shares of common stock	11,557
MARAKAND MINERALS ORD	20,000	shares of common stock	6,952
MARCHEX INC	197	shares of common stock	4,431
MARSH & MCLENNAN COS INC	194	shares of common stock	6,161
MARTHA STEWART LVNG OMNI	100	shares of common stock	1,743
MARVELL TECH GROUP LTD	150	shares of common stock	8,414
MATRITECH INC	100	shares of common stock	53
MATTEL INCORPORATED	216	shares of common stock	3,416
MCDATA CORPORATION CL A	38	shares of common stock	144
MCDONALDS CORP	143	shares of common stock	4,835
MEADOWBROOK INS GROUP	103	shares of common stock	602
MEDCOHEALTH SOLUTIONS	40	shares of common stock	2,232
MEMC ELECTRONIC MATERIALS	100	shares of common stock	2,217
MERCK & CO INC	2,193	shares of common stock	69,753
MERRILL LYNCH & CO INC	400	shares of common stock	27,092
METRICOM INC NEW	200	shares of common stock	0
METROPOLITAN HEALTH NETWORKS INC	2,000	shares of common stock	4,800
MICROAGE INC	1,000	shares of common stock	3
MICRON TECHNOLOGY INC	200	shares of common stock	2,662
MICROSOFT CORP	8,072	shares of common stock	211,079
MICROSTRATEGY INC A NEW	1,000	shares of common stock	827
MICROTUNE INC	300	shares of common stock	1,251
MICROVISION INC WA	1,000	shares of common stock	3,600
MILACRON INC	352	shares of common stock	444
MIRAMAR MNG CORP	5,000	shares of common stock	12,550
MITTAL STEEL NV A NY CO	500	shares of common stock	13,165
MOBILE TELESYSTEMS ADR	200	shares of common stock	7,000
MONSANTO CO NEW DEL	500	shares of common stock	38,765
MONTPELIER RE HLDGS LTD	250	shares of common stock	4,725

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
MOODYS CORP	60	shares of common stock	3,685
MORNINGSTAR INC	170	shares of common stock	5,889
MOTOROLA INCORPORATED	1,625	shares of common stock	36,709
MPHASE TECH INC	100	shares of common stock	20
MULTIMEDIA GAMES INC	1,000	shares of common stock	9,250
NABI BIOPHARMACEUTICALS	50	shares of common stock	169
NATL SCIENTIFIC CORP	250	shares of common stock	10
NAVIGATION TECHNOLOGIES CORP	110	shares of common stock	4,826
NEOFORMA INC	2	shares of common stock	20
NEOWARE SYS INC	1,000	shares of common stock	23,300
NETCURRENTS INFO SVCS	2,000	shares of common stock	0
NETFLIX INC	100	shares of common stock	2,706
NITROMED	600	shares of common stock	8,370
NOKIA CORP SPON ADR F	575	shares of common stock	10,523
NORDSTROM INC	101	shares of common stock	3,775
NORTEL NETWORKS CP NEW F	1,130	shares of common stock	3,458
NORTH AMERN DATACOM INC	1,000	shares of common stock	0
NORTHPOINT COMMUN HLDGS	1,800	shares of common stock	1
NAVAGOLD RES INC	750	shares of common stock	6,825
NUANCE COMMUNICATIONS INC	3,000	shares of common stock	22,890
NUTRACEUTICAL INTL CORP	100	shares of common stock	1,350
NUTRI SYS INC	250	shares of common stock	9,005
OAKWOOD HOMES CORP NEW	200	shares of common stock	5
ONLINE RES & COMM CORP	20,000	shares of common stock	221,000
ORACLE CORPORATION	3,730	shares of common stock	45,543
OXUS GOLD PLC WEF ORD	200,000	shares of common stock	268,680
P D C INNOVATIVE IND NEW	100	shares of common stock	1
PACIFIC CONTINENTAL CORP	11,073	shares of common stock	175,944
PALM INC	56	shares of common stock	1,781
PATTERSON UTI ENERGY INC	600	shares of common stock	19,770
PCCW LIMITED NEW ORD	180	shares of common stock	111
PENN TREATY AMERN CP	75	shares of common stock	753
PEPSI BOTTLING GROUP INC	24	shares of common stock	699
PEPSICO INC	212	shares of common stock	12,519
PETROCHINA CO ADR	50	shares of common stock	4,098
PETROLEO BRASILEIRO ADR	2,000	shares of common stock	142,540
PETROQUEST ENERGY INC	700	shares of common stock	5,796
PFIZER INCORPORATED	6,554	shares of common stock	152,839
PIPER JAFFRAY COS NEW	1	shares of common stock	40
PLATINUM UNDERWRITERS	900	shares of common stock	27,963
PLUG POWER INC	125	shares of common stock	641
POLYCOM	1,350	shares of common stock	20,655
PORTAL SOFTWARE INC NEW	800	shares of common stock	1,840
PPG INDS INC	360	shares of common stock	20,861
PRB GAS TRANSPORTATION	10,000	shares of common stock	55,400
PRESCIENT APPLIED INTELL	10	shares of common stock	1
PROCTER & GAMBLE CO	365	shares of common stock	21,147
PROXIM CORP NEW	15	shares of common stock	0
PRUDENTIAL FINANCIAL INC	100	shares of common stock	7,319
QUALCOMM INC	927	shares of common stock	39,944
RAMBUS INC DEL	484	shares of common stock	7,836
RAMTRON INTL CORP NEW	2,500	shares of common stock	5,075
RANGE RESOURCES CORP	190	shares of common stock	5,005
RAYTHEON COMPANY NEW	331	shares of common stock	13,270
REDHAT INC	735	shares of common stock	20,036
REPUBLIC BANCORP INC	7,180	shares of common stock	85,441
RESIN SYSTEMS INC	4,400	shares of common stock	9,240
RF MICRO DEVICES INC	1,000	shares of common stock	5,410
RIGHTNOW TECHNOLOGIES	1,000	shares of common stock	18,460
RITE AID CORPORATION	100	shares of common stock	348
RITA MEDICAL SYSTEMS INC	2,000	shares of common stock	7,820

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		Description of investment including
Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
similar party		par, or maturity value	Current value
RIVERSTONE NETWORKS INC	102	shares of common stock	58
ROCKWELL COLLINS INC	9	shares of common stock	418
ROCKWELL INTL CORP NEW	9	shares of common stock	532
ROWAN COMPANIES	720	shares of common stock	25,661
ROYAL GOLD INC	500	shares of common stock	17,365
SAFEGUARD SCIENTIFIC INC	1,000	shares of common stock	1,930
SAFEWAY	94	shares of common stock	2,224
SANDISK CORP	582	shares of common stock	36,561
SANGUINE CORP	4,000	shares of common stock	620
SCHEIN HENRY INC	244	shares of common stock	10,648
SCHERING PLOUGH CORP	47	shares of common stock	980
SCHLUMBERGER LTD	360	shares of common stock	34,994
SCIENTIFIC ATLANTA INC	175	shares of common stock	7,537
SCOR ADR	2,080	shares of common stock	4,451
SCOTTISH ANNUITY & LIFE HLDG	500	shares of common stock	12,275
SEA CONTAINERS LTD CL A	4,200	shares of common stock	52,668
SEARS HOLDINGS CORP	30	shares of common stock	3,466
SEMPRA ENERGY	1,000	shares of common stock	44,840
SEVEN SEAS PETE NEW	2,000	shares of common stock	10
SHELDAHL CO	300	shares of common stock	0
SHUFFLE MASTER INC	235	shares of common stock	5,908
SIEBEL SYSTEMS INC	100	shares of common stock	1,057
SILICON GRAPHICS	1,000	shares of common stock	350
SILICON STORAGE TECH	3,770	shares of common stock	19,114
SIMTEK CORP	14,000	shares of common stock	4,060
SIRIUS SATELLITE RADIO	639	shares of common stock	4,281
SIX FLAGS INC	400	shares of common stock	3,084
SKYWORKS SOLUTIONS INC	700	shares of common stock	3,563
SMAVE SOLUTIONS INC	15	shares of common stock	2
SOLECTRON CORP DEL	4,500	shares of common stock	16,470
SOMANETICS CORP	150	shares of common stock	4,800
SONICBLUE INC	700	shares of common stock	0
SONY CORP ADR	100	shares of common stock	4,080
SOUTHERN CO	525	shares of common stock	18,128
SOUTHWEST AIRLS CO	960	shares of common stock	15,778
SOUTHWESTERN ENERGY CO	1,106	shares of common stock	39,750
ST JOE CORPORATION	2,134	shares of common stock	143,458
ST JUDE MEDICAL INC	165	shares of common stock	8,283
ST PAUL TRAVELERS COS	45	shares of common stock	2,014
STARBUCKS CORP	662	shares of common stock	19,867
STATION CASINOS INC	70	shares of common stock	4,746
STEEL DYNAMICS INC	97	shares of common stock	3,444
STERICYCLE INC	100	shares of common stock	5,888
STEWART ENTERPRISES CLASS A	202	shares of common stock	1,095
SUN MICROSYSTEMS INC	9,498	shares of common stock	39,797
SUNOCO INC	50	shares of common stock	3,919
SUNRISE ASSISTED LIVING INC	1,000	shares of common stock	33,710
SUNTRUST BANKS INC	200	shares of common stock	14,552
SUPERCONDUCTOR TECH	1,000	shares of common stock	430
SUPERVALU INC	75	shares of common stock	2,436
SUREBEAM CORP	600	shares of common stock	1
SYKES ENTERPRISES INC	5,580	shares of common stock	74,605
SYMBOL TECHNOLOGIES INC	1,250	shares of common stock	16,025
SYNTEL INC	2,000	shares of common stock	41,660
SYNTROLEUM CORP	1,200	shares of common stock	10,836
S1 CORPORATION	382	shares of common stock	1,662
T J X COS INC	103	shares of common stock	2,401
TAN RANGE EXPLORATION F	14,000	shares of common stock	84,980
TARGET CORPORATION	759	shares of common stock	41,702
TASER INTERNATIONAL INC	250	shares of common stock	1,740
TEEKAY SHIPPING CP M I F	400	shares of common stock	15,960

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

			Description of investment including
	Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
	similar party		par, or maturity value	Current value
	TELECOM CP N Z SPON ADR	220	shares of common stock	7,190
	TELETECH HOLDINGS	1,000	shares of common stock	12,050
	TELULAR CORP	15,000	shares of common stock	49,950
	TELUS CORP NON VTG	100	shares of common stock	4,026
	TEVA PHARMACEUTICAL INDUSTRIES	700	shares of common stock	30,107
	TEXAS INSTRUMENTS INC	232	shares of common stock	7,432
	THE HERSHEY COMPANY	21	shares of common stock	1,179
	TIANRONG BLDG MAT HLDGS	1,000	shares of common stock	0
	TIDEWATER INC/CITIZEN CERTIFICATES	500	shares of common stock	22,230
	TIME WARNER INC	1,143	shares of common stock	19,926
	TIVO INC	100	shares of common stock	512
	TRANSOCEAN SEDCO FOREX F	720	shares of common stock	50,177
	TRANSWITCH CORP	1,000	shares of common stock	1,830
	TRC COS INC	105	shares of common stock	1,150
	TRENWICK GROUP LTD	700	shares of common stock	2
	TRIPATH IMAGING INC	1,000	shares of common stock	6,040
	TRUSTCO BANK CORP N Y	549	shares of common stock	6,819
	TUT SYSTEMS INC	13	shares of common stock	39
	TYCO INTL LTD NEW	839	shares of common stock	24,209
	U S A FLORAL PRODS INC	400	shares of common stock	1
	UAL CORP	3,800	shares of common stock	3,591
	ULTRA PETROLEUM CORP	570	shares of common stock	31,806
	UNICAPITAL CORP	2,000	shares of common stock	1
	UNITED PARCEL SERVICE B	266	shares of common stock	20,023
	UNITED TECHNOLOGIES CORP	215	shares of common stock	12,013
	UNITEDHEALTH GROUP INC	200	shares of common stock	12,428
	UNIVERSAL DISPLAY CORP	100	shares of common stock	1,051
	US BANCORP DEL NEW	110	shares of common stock	2,989
	US BIOTEC INC	3,700	shares of common stock	370
	US LEC CORPCL A	100	shares of common stock	171
	UTI WORLDWIDE INC	70	shares of common stock	6,499
	VALERO ENERGY CORP NEW	653	shares of common stock	33,680
	VARIAN MED SYS	400	shares of common stock	20,136
	VAXGEN INC	100	shares of common stock	875
	VERISIGN INC	1,200	shares of common stock	26,280
	VERIZON COMMUNICATIONS	613	shares of common stock	18,462
	VESTA INS GROUP	216	shares of common stock	216
	VIE FINANCIAL GROUP NEW	30	shares of common stock	1
	VISHAY INTERTECHNOLOGY	400	shares of common stock	5,504
	VISUAL NETWORKS INC	100	shares of common stock	181
	VOTORANTM CEL & PAP ADR	400	shares of common stock	4,916
	WACHOVIA CORP NEW	167	shares of common stock	8,828
	WAL-MART STORES INC	583	shares of common stock	27,291
	WATSON PHARMACEUTICALS	550	shares of common stock	17,881
	WATTS INDS INC CL A	400	shares of common stock	12,116
	WELLPOINT INC	222	shares of common stock	17,713
	WELLS FARGO & CO NEW	250	shares of common stock	15,708
	WEST COAST BANCORP OR	1,000	shares of common stock	26,450
	WESTERN SILVER CORP	80	shares of common stock	901
	WESTERN WATER CO	1,000	shares of common stock	10
	WESTPOINT STEVENS	201	shares of common stock	0
	WHOLE FOODS MKT INC	80	shares of common stock	6,191
	WILLIAMS CO. INC.	1,432	shares of common stock	33,189
*	WILLIS GROUP HOLDINGS	1,735	shares of common stock	64,091
	WRIGLEY WM JR CO	25	shares of common stock	1,682
	WYETH	350	shares of common stock	16,125
	XEROX CORP	200	shares of common stock	2,930
	XM SATELLITE RADIO HLDGS	985	shares of common stock	26,871
	YAHOO! INC	468	shares of common stock	18,336
	ZHONE TECHNOLOGIES INC	750	shares of common stock	1,590
	ZIMMER HOLDINGS INC	8	shares of common stock	540

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

			Description of investment including
	Identity of issue, borrower, lessor or		maturity date, rate of interest, collateral,
	similar party		par, or maturity value	Current value
	ZIXIT CORP	20	shares of common stock	38
	ISHARES MORNINGSTAR FUND	101	units of investment trusts	6,696
	ISHARES MSCI AUS IDX FDF	700	units of investment trusts	13,167
	ISHARES MSCI EMERGING MARKETS INDEX FD	510	units of investment trusts	45,008
	ISHARES MSCI JPN IDX FDF	1,000	units of investment trusts	13,520
	ISHARES RUSSELL MIDCAP INDEX FD	100	units of investment trusts	9,396
	ISHARES S&P SMALLCAP 600	100	units of investment trusts	11,607
	ISHARES TR COHEN & STEER	200	units of investment trusts	14,968
	ISHARES TR NASDAQ BIOTECH INDEX FD	275	units of investment trusts	21,241
	ISHARES TRUST INDEX FUND	700	units of investment trusts	43,134
	NASDAQ 100 SHARES	1,655	units of investment trusts	66,879
	SPDR TRUST UNIT SERIES 1	820	units of investment trusts	102,076
	STREETBACKS GOLD TRUST	100	units of investment trusts	5,158
	VANGUARD EXTENDED MKT FD	65	units of investment trusts	5,849
	VANGUARD TOTAL STOCK MKT	240	units of investment trusts	29,654

*	PARTICIPANT LOANS RECEIVABLE		Participant notes receivable bearing interest ranging from 5% to 10.5% and maturity dates ranging from January 16, 2006 to August 15, 2020	3,772,465

				$262,985,952

*	Indicates party-in-interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.